STARREX MINING CORPORATION LTD.

Management's Interim Report to Shareholders – 3Q2008

Starrex reached a significant corporate milestone during the period under review. We concluded a conditional merger agreement to acquire, in exchange for Starrex common shares, the business of Liquid Capital Corporation ("Liquid Capital"), an established 10-year old factoring finance firm operating through 62 offices -- 36 in the United States and 26 in Canada.

Factoring finance is of unique contra-cyclical interest in the currently difficult and uncertain financial and credit markets, particularly for smaller businesses that require generally modest, but regular, availability of working capital credits on relatively short notice. Liquid Capital's profitability from its factoring finance operations are slated to improve during periods of restricted small business working capital credit availability from conventional banking institutions.

Liquid Capital has just reported an all time monthly record of business for October 2008, a 52% increase over October 2007, and 17% over an earlier 2008 monthly record high. Liquid Capital's aggregate factoring volume now exceeds $200-million annually. The credit environment in which Liquid Capital currently operates is exceptionally complex and burdensome for small business. Tight, close to non-existent, credit markets have resulted in the substantially restricted availability of short term financing essential for the small and medium size corporate sector and in the consequent sharply increased demand for factor financing.

Subject to regulatory, Stock Exchange and shareholder approvals, Starrex has agreed to acquire all of Liquid Capital's assets and operations, including its subsidiaries and affiliates, in consideration for the issuance of 12,548,993 Starrex common shares. The aggregate Starrex new capital stock issue includes the common shares required for a $2,025,000 private placement financing which will close concurrently with the completion of the transaction. At closing, and after the private placement equity financing, the existing Starrex shareholders will hold 18.78% of the undiluted common share capital then issued and outstanding.

Subject to the required regulatory and Stock Exchange approvals, a special Starrex shareholder meeting will be called to consider and approve the proposed transaction and the change of our corporate name to Liquid Capital Corporation. Pending completion of the definitive commitments and documentation, your Management presently plans to close the transaction about mid-January 2009. Our shareholders will then hold a substantial equity position in an established and rapidly expanding financial business with promising growth and profitability potential.

per: S. Donald Moore; President
18 November 2008